FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-014 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol

	Leung	Wing-Yu			June 26, 2001	Monolithic System Technology, Inc. (MOSY)

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
1020 Stewart Drive						X Director	X 10% Owner
(Street)						X Officer (give title below)	Other (specify below)
	Sunnyvale,	CA	94085			Executive Vice President, Chief Technical Officer		7.	Individual or Joint/Group
									(Check Applicable Line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		3,255,000		D

	Common Stock		300,000		I		Held as Trustee of trusts established for the benefit of Michael Pak Shing Leung

	Common Stock		300,000		I		Held as Trustee of trusts established for the benefit of Matthew Pak-Ling Leung

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)	3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

		Date Exercisable	Expiration Date	Title	Amount or Number of Shares

	Option to Purchase Common Stock	5/17/99(1)	5/16/09	Common Stock	30,000		$1.00		D

	Option to Purchase Common Stock	3/7/97(2)	3/6/07	Common Stock	40,000		$1.00		D

	Option to Purchase Common Stock	12/3/98(3)	12/2/08	Common Stock	30,000		$1.00		D

	Option to Purchase Common Stock	5/12/00(4)	5/11/10	Common Stock	40,000		$8.00		D

Explanation of Responses:

(1)
Option vests 8.333% per month commencing 7/1/02
(2)
Option vests 2% per month commencing 6/15/98
(3)
Option vests 8.333% per month commencing 7/1/01
(4)
Shares vest at 8.333% per month commencing 7/1/03
	/s/ Wing Yu Leung	June 26, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1473 (3-99)